Gildan Activewear Provides Update Related to COVID-19

Montreal, Monday, March 23, 2020 - Gildan Activewear Inc. (GIL: TSX and NYSE) today provided an update in response to the impact of the coronavirus pandemic (COVID-19) on its business and operations.

The spread of COVID-19 continues to heighten and is having a significant impact on global economic activity. As it relates to areas of Gildan’s business, our first priority is the health and welfare of our employees, customers, suppliers and other partners which we have been working to address. We have also started to see a meaningful deceleration in demand in the imprintables channel given measures that governments, companies and individuals are taking to limit the spread of COVID-19, including the limitation of social gatherings, travel restrictions and the cancellation of various sporting, entertainment, promotional, and cultural events, amongst others. Additionally, although we have not yet seen as significant a deceleration of demand for our products in all the retail channels that we serve, we expect the multitude of recently announced temporary store closures and social distancing measures being recommended by governments and health protection agencies will also continue to slow retail demand.

Effective March 17, the government of Honduras mandated a 7-day closure of all private enterprises operating in the country which has now been extended to March 29. Governments of some of the other countries in which we operate are also issuing similar directives to combat the spread of COVID-19. Accordingly, given the impact of all these factors, the Company announced today that it is temporarily suspending production at all of its manufacturing facilities until mid-April. This will allow us to respect government recommendations and align production and inventory levels with current demand requirements. All other areas of our business, including our distribution centres which service the various regions where we sell our products will remain open for the time being with good inventory availability levels to service our customers, operating with appropriate measures in place to protect our employees, including remote working arrangements for many of our office staff.

Given the unprecedented nature of the COVID-19 situation which is changing rapidly, the Company will continue to monitor and adjust its plans for its business as the situation evolves. At the end of the fourth quarter of 2019 Gildan had a net debt to adjusted EBITDA leverage ratio1 of 1.6 times. As a precautionary measure on March 17, we elected to draw down on the remaining available portion of our revolving long-term bank credit facility, positioning us with close to $600 million of liquidity. Accordingly, we have a high degree of financial flexibility as we move forward to deal with COVID-19 challenges given our fixed cost structure and focus on expense, capex and working capital management, as well as our balance sheet and access to liquidity.

The Company issued its first quarter and full year 2020 guidance on February 20, 2020, which did not include the impact of COVID-19 disruptions. Due to the heightened uncertainty relating to the impacts of COVID-19, the Company is withdrawing its first quarter and full year 2020 financial guidance. The Company expects to provide a further update when it releases its first quarter 2020 earnings results.

Gildan is working diligently across all areas of our business to safeguard our people and the continuity of our business, while maintaining support to all our customers. We have been able to successfully navigate through difficult times over the years and adapt to changing environments, which gives us confidence that our strong business model, financial position and resilience will continue to position us well for long-term success as we emerge from the COVID-19 crisis.

1 Please refer to "Non-GAAP financial measures" in this press release

Non-GAAP Financial Measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release are provided below.

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve-month period. The Company has set a fiscal year end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA. The Company uses and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company. Please refer to “Definition and reconciliation of non-GAAP financial measures” in the Company’s 2019 Management’s Discussion and Analysis for the reconciliation of net debt leverage ratio to its most directly comparable IFRS measure.

Conference Call Information
Gildan Activewear Inc. will hold a conference call to discuss its update in response to the impact of COVID-19 on its business and operations today at 8:30 AM ET. A live audio webcast of the conference call, as well as a replay, will be available at the following link: https://gildancorp.com/en/investors/events-and-presentations/. The conference call can be accessed by dialing toll-free (877) 282-2924 (Canada & U.S.) or (470) 495-9480 (international) and entering passcode 9786513#. A replay will be available for 7 days starting at 11:30 AM ET by dialing toll-free (855) 859-2056 (Canada & U.S.) or (404) 537-3406 (international) and entering the same passcode.

Caution Concerning Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•	the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) outbreak;

•	our ability to implement our growth strategies and plans;

•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•
the impact of climate, political, social, and economic risks, natural disasters, and pandemics, such as the COVID-19 outbreak, in the countries in which we operate or sell to, or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, such as the COVID-19 outbreak, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption and other laws and regulations in the jurisdictions in which we operate;

•
the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	changes in third-party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

•
exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia-Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Prim + Preux®, GoldToe®, Anvil® by Gildan®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus®, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. Our product offering includes activewear, underwear, socks, hosiery, and legwear products sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms, and to global lifestyle brand companies.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. With approximately 53,000 employees worldwide, Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive Genuine Responsibility® program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuineresponsibility.com, respectively.

Investor inquiries: Sophie Argiriou Vice President, Investor Communications (514) 343-8815 sargiriou@gildan.com

Media inquiries: Genevieve Gosselin Director, Corporate Communications and Marketing (514) 343-8814 ggosselin@gildan.com

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